April 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We have read OFS Capital Corporation’s statements included under Item 4.01 of its Form 8-K filed on April 14, 2014 and we agree with such statements concerning our firm contained in Item (a) on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ McGladrey LLP